aмc

18000742

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C. A. Botzum & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18321 Hillcrest Ave
(No. and Street)

Villa Park	CA	92861
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Botzum 714-771-6977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 11 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aмc 7/16/18

OATH OR AFFIRMATION

I, Charles A Botzum III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. A. Botzum & Co, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

✓President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

HILLARY L. THOMAS
Commission # 2117719
Notary Public - California
Orange County
My Comm. Expires Jun 29, 2019

State of California
County of Orange
Subscribed and sworn to (or affirmed) before me on this 14th day of March, 2018
by CHARLES A BOTZUM III
proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity owners of C A Botzum & Co

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of C A Botzum & Co (the Company) as of December 31, 2017, the related statements of operations, changes in stockholders' equity, liabilitiies suboridnated to the claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules 1, 2 and 3 ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules 1, 2 and 3 are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 1999.
Northridge, California
March 14, 2018

C A BOTZUM & CO

STATMENT OF FINANCIAL CONDITION
12-31-20[illegible]

ASSETS

CURRENT ASSETS		
CASH BANK OF AMERICA CHECKING		$ 12,324.77
CASH BANK OF AMERICA RESERVE ACCOUNT 15c3-1		$ 9,500.00
COR CLEARING DPOSIT ACCOUNT		$ 20,928.25
COR CLEARING OMNIBUS ACCOUNT		-0-
RECEIVABLE CUSTOMERS		1,356.00
LIFE INSURANCE POLICY CASH SURRENDER VALUE NET		$ 32,500.00
SECURED DEMAND NOTE SECURED NOTE 1		$ 25,000.00
SECURED DEMNAD NOTE SECURED NOTE 2		$185,000.00
TOTAL CURRENT ASSESTS		$286,609.02
EQUIPMENT at cost		
FURNITURE & Equipment	$13,415.19	
AUTOMOBILES	$ 8,463.84	
	$21,879.03	
LESS ACCUMULATED DEPRECIATION	$21,879.08	
	(.05)	
TOTAL ASSETS		$286,609.02
Current Liabilities		-0-
ACCOUNTS PAYABLE		$ 3,107.79
PAYABLE TO CUSTOMERS		-0-
PAYABLE TO BROKERS		-0-
OTHER EXPENSES & LIABILITIES		
TOTAL CURRENT LIABILITIES		$ 3,207.79
SUBORINATED BORROWINGS		
SECURED DEMAND NOTE DUE 12-[illegible]2023	$25,000.00	
SECURED DEMAND NOTE DUE 12-31-2020 (EQUITY)	$185,000.00	$210,000.00
STOCKHOLDERS EQUITY		
CAPITAL STOCK SPAR AVLUE XXXXXX		
500,000 shares authorized		
325,000 shares issued & outstanding	$325,000.00	
Less Exces- of apr value over consideration	(172,773.68)	
Additionalpaid in capital	202,312.47	
	354,538.80 $354,538.79	
Retained earnings (loss)	-281,037.57 $ (251033956)	
EQUITY		$73,501.23
TOTALLIABILITIES & SHAREHOLDER EQUITY		$286,609.02

PAGE 2

SEE ACCOMPING NOTES

C. A. BOTZUM & CO.

STATEMENT OF INCOME AND EXPENSE
OPERATIONS

REVENUES	
Commissions, listed bonds & stocks	$41,856.63
Commissions, municipals	$48,092.50
Commissions, O T C	-0-
Commissions, mutual funds	96.00
Gain (loss) on sale of securities	
Dividends & interest	
Miscellaneous income	$90,045,13
EXPENSES	
EMPLOYER COMPENSATION/BENEFITS	
Salaries	
Commissions	
Group insurance	
Payroll taxes	-0-
COMMISSIONS & FLOOR BROKERAGE	
Brokerage	$37,219.80
COMMUNICATIONS	
Telephone	$ 3,242.90
Postage & Transfer fees	$ 2,421.02
Stationery & supplies	
INTEREST	
Interest on subordinated notes	$2,100.00
OCCUPANCE & EQUIPMENT RENTAL	
Rent	$4,569.77
Repairs & maintenance	
Equipment lease	
Insurance - general	
TAXES OTHER THAN INCOME TAXES	
Real & personal property taxes	
OTHER OPERATING EXPENSES	
Automobiles	$15,559.39
Dues & subscriptions CPA	$ 8,230.00
Entertainment & promotion	26,584.79
Other supplies & expense	$16,767.27
Licenses, NASD, SIPC, etc	$ 2,180.02
Travel	
PROVISION FOR INCOME TAX	
Federal income tax	$ 815.34
CA franchise tax	$119,690..30
NET PROFIT (LOSS)	(29,645.17)

SEE ACCOMPING NOTES

C A Botzum & Co.
Statment of Change Stockholder Equity
12-31-17

	Common Stock	Additional paid in Capital	Accumlated Deficet	TOTAL
Balance 12-31-16	325,000	$29,539	(251,393)	103,146
Net gain or Loss			(29,645)	(29,645)
Balance 12-31-2017	325,000	$29,539	(281,038)	73,501

C A Botzum & Co.
Statment of Changes Suborinated Debt
Secured Demand Note year ended 2017

Beginning balace 12-31-2016	$210,000.00
Increase or Decrease	-0-
Balance as of 12-31-2017	$210,000.00

See Accompanying Notes

C A Botzum & Co.
CASH FLOW STATEMENT
as of 12-31-2017

CASH FLOW OPERATING ACTIVITIES	
NET INCOME (LOSS)	-29,645.17
CHANGES IN OPERATING ASSETS	
LIFE INSURANCE DRAW DOWN	0
NOTEPAY OFF	- 27.72
RESERVE ACCOUNT DECREASE	3,500.00
~~ACCRUED EXPENSES PAYOUT~~	~~0~~
~~CUSTOMER PAYABLE PAYOUT~~	~~XXXXXXX~~
	-1,874.00
CUSTOMER PAYABLE NEW 1,233.79	3,107.79
DEPOSIT INCREASE COR CLEARING	-18,928.25
COMMISSIONS RECEIVABLE COR CLEARING	-1,356.00
TOTAL ADJUSTMENTS	-15,578.18
CASH FLOWS USED IN OPERATIONS	-45,223.35
BEGINING CASH BALANCE	57,548.12
ENDING CASH BALANCE	12,324.77

SUPPLEMENTAL DISCLOSURE CASH FLOW INFORMATION

CASH FLOW FOR INCOME TAXES	$800.00
CASH FLOW PAID FOR INTEREST	2,100.00

See Accompanying Notes.

C A Botzum & Co.
[illegible] Audit
Noted to Financial Statments

BUSINESS ACTIVITY

Note C A Botzum & Co. is a Licensed SEC Stockmx broker which engages in agency and riskless principle transaction. Its sources of revenue are split between Listed Stocks and Municipal Bonds on a retail execution basis. CAB & Co. does not carry inventory engage in options or futures. Less than 1% of revenue is earned form Mutual Funds. The company was fomnded by C A Botzum senior in 1933 and incopporated in 1962.
Currently there are 325,000 shares issued and outstanding 25,000 shares are owned by Charles A Botzum III President and 300,000 are owned by Estate of Marion Botzum . These shares are to divided equally between Charles A Botzum III and Williamx T Botzum (150,000 each9 upon approval of SEC and the courts.
The firm operates under SEC rule 15c3-1 and 15C3-3 with a minimum NET Capital requirment of $250,000 and Reserve account for exclusive Benefit of Customers maintained (see attachments for both)
The majority of the farms capital is provided by Secured Demand Notes (see SDN NOTES) Note 2 ?
Alltransactions are settled on a trade date basis for Cash.
The other material asset is a $200,000.00 dollar Life Insurance policy on Charles A Botzum III which has a Cash Surrender value of 113,568.58 with a asset specific advance of $81,068.58 This leaves $32,500.00 net asset.
C A Botzum & Co. has a request pending with the SEC to allow this asset to be considered as Allowable for Capital (see NOTE 3)

Accounting

C A Botzum & Co. maintains book & Records under SEC FINRA GAAP rules & Regulations. The company constantly reviews the procedures to address and shortcomings. Books & Records are constantly reviewed and balanced. C A Botzum & Co. used a Affirmitive 100% Response system to guarantee 100% customer agreement in regards to its records.

The presentation of the financial Statments in conformity with the accounting principles of the USA requires management to make estimates & assumptions that effect the report amounts of assets & Liabilities and disclosure of contingent assets & liabilitiesat the date of the financial statements and the reported amounts of revenue & expenese during the reporting peroid. Actual results could differ from those estim

Deposit AT COR CLEARING

The company maintains a deposit accountxx at Cor Clearing to carry its customer s accounts.The clearing firm has custody of these amounts which serve as collateral for any amounts due the clearing firm as well as short sales or trades not yet settled. The Dec-mber 31, 2014 balance was $20,928.25
xxxxxxxxxx

Note 2 - Secured Demand Notes and Subordinated Liabilities

~~NOTE~~ 1 SDN William T Botzum $25,000.00
100 Targa Resources TRGP
[redacted]

5M	Elk Hills ESD GO -0- 11-1-2019	49	4,900.00
10M	Grover Beach RDA TA 5% 8-1-2035	94	4,700.00
5M	Imperial Irr Dist 3% 11-1-2033	102	15,300.00
	TOTAL 29,458.00	97	4,559.00

~~NOTE~~ 2 Charles A Botzum III $185,000.0

15M	Elk Hills ESD GO -0- 11-1-2020	90.65	13,600.00
40M	Coalinga Meed 8% 9-1-2033	102	38,198.00
10M	Oceanside GO 3% 8-1-2035	99	9900.00
[redacted]	[redacted]		
30M	Snowline 4% 9-1-2034	101.75	30,525.00
25M	San Marcos 4½% 10-1-2036	100¼	25,063.00
5M	San Joaquin WD 6% 8-1-2029	102	5,100.00
5M	LA DWP 5% 7-1-2044	114.183	5,710.00
5M	Ind Cities 5.85% 9-15-2043	102½	5,125.00
25M	Elk Hills ESD GO -0- 11-1-2022	90½	28,694.00
40M	Riverside CFD 3.875% 9-1-2035	100	37,600.00

TOTAL 198,323.00

Reconcilation Sec Demand Notes year t

Reconcilation Cash Secured Demnad Note year 2016 $210,000.00
2017 $210,000.00

NOTE 3

Cash Surrender Value LIFE is	[redacted]	$113,568.58
with asset advance	[redacted]	-81,068.58
NET CASH REMAINDER	[redacted]	32,500.00
[redacted]	[redacted]	

Death Benefit $200,000.00 less advan

The secured demand notes and subordinated borrowings are covered by agreements approved by FINRA, and are thus available in computing net capital under the uniform net capital rule of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings are considered equity and can be used as capital.

	Amount
Subordinated note, 1%, due December 31, 2017	$ 25,000
Subordinated note, 1%, due December 31, 2020	185,000
	$ 210,000

Note 4

NET CAPITAL REQUIRMENT

The company is subject to the Securities & Exchange Commissóon Uniform Net Capital rule 15c3-1which requires it to maintain a minimum Net capital and a aggregate indebtedness ratio not to exceed 15 to 1. The companies minimum net capital was $250,000.00 on 12-31-2017 The company had 251,001.23 in net capital or $1,001.23 over its requirment. The company was required to have -0- net capital by all other ratios.

Note 5

INCOME TAXES

The company has available at 12-31-2017 unused Federal Net operating lo which may be applied against future taxable income or carried back to offset previous income resulting in a deferred tax asset of approximately ~~$18,000.00~~ 22,800 The net operating loss begins to expire in the year 2020

Note 6

Subsequent events

The company has evaluated events subsequent to the date of the balance sheet for items requiring recording or disclosure in the fiancéal Statements. The evaluation was performed through the date the financial statements were issued. Thés review determined that no such events took place that would have material effect or impact on its financial Statements.

, except for the following:
The company withdrew $30,000 from its Cash Surrender Value of Life Insurance to fund it operations into 2018.
The company received approval to extend its Secured Demand Note and Subordianted Borrowings that expired on 12/31/2017, to 12/31/2023.

NOTE 7: RELATED-PARTY TRANSACTIONS

The Company rents its office location out of the home of one of its Stocholders. For the year ended December 31, 2017, the rent expense totaled $4,570. There is no formal rental agreement between the Stockholder and the Company for this rental space.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

C A Botzum & Co.
as of 12-31-2017
Capital Ratio per S E C 15c3-1

Schedule 1

Capital per Attached statement			73,501.23
PLUS Suborinated Capital (EQUITY)			210,000.00
EQUITY CAPITALTOTAL ALLOWABLE CAPITAL			$283,501.23
LESS NON ALLOWABLE CAPITAL			-32,500.00
Current NET CAPITAL			$251,001.23
Less Deductions per SEC Rules			-0-
Aggregate indebtedness			
Liabilities	$3,107.75		
Less Reserve Account 15c3-3	9,500.00		
NET	-0-		
Ratio to New Capital to A I	NA		
Minimum Net Capital Requirments 15 to 1 ratio		NA	
Minimum $250000.00			$250,000.00
Excess Net Capital			$ 1,001.23

There were no differences between the calculations show here and FOCUS part II.

See Report of Independent Registered Public Accounting Firm

Schedule 2 C A Botzum & Co.
15c3-3 ~~15c3-1~~ Reserve Calculation

Customers Payables including free credit balances of $3,107.79		3107.79
Broker Payables		-0-
TOTAL PAYABLES		3107.79
Receivables from customers	-0-	
Less 1% allowance per SEC	-0-	
Net Balance	-0-	
Receivables from brokers	-0-	
TOTAL RECEIVABLES		-0-
Net Balances		$3,107.79
105% per monthly ~~calculatios~~ calculations		$3,263.18
Amount held on account at end of period		$9,500.00

Frequentcy of calculation MONTHLY

There were no differences between ~~calculatios~~ calculations shown here and FOCUS PART II

~~see accounts report~~

See Report of Independent Registered Public Accounting Firm

BROKER OR DEALER
C. A. BOTZUM & CO. as of 12/31/17

Schedule 3

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B. . . . . $ 0 [4586]
   A. Number of items . . . . . 0 [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D . . . . . 0 [4588]
   A. Number of items . . . . . $ 0 [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 . . . Yes X [4584] No [4585]

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have examined C.A. Botzum & Co.'s statements, included in the accompanying Assertions Regarding Compliance, that (1) C.A. Botzum & Co.'s internal control over compliance was effective during the most recent fiscal and ending December 31, 2017; (2) C.A. Botzum & Co.'s internal control over compliance was effective as of December 31, 2017; (3) C.A. Botzum & Co.'s was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) for the year ended December 31, 2017; and (4) the information used to state that C.A. Botzum & Co.'s was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from C.A. Botzum & Co.'s books and records. C.A. Botzum & Co.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing C.A. Botzum & Co.'s with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or *Rule 2340 of the Financial Industry Regulatory Authority* that requires account statements to be sent to the customers of C.A. Botzum & Co.'s will be prevented or detected on a timely basis. Our responsibility is to express an opinion on C.A. Botzum & Co.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether C.A. Botzum & Co.'s internal control over compliance was effective as of and during the most recent fiscal period ending December 31, 2017; C.A. Botzum & Co. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 was derived from C.A. Botzum & Co. books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating C.A. Botzum & Co. compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from C.A. Botzum & Co.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, C.A. Botzum & Co.'s statements referred to above are fairly stated, in all material respects.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 14, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

CA Botzum & Co.

Compliance Report

C A Botzum & Co., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended 12-31-2017;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended through 12-31-2017;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(c) as of the end of the most recent fiscal year ended 12-31-2017; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(c) was derived from the books and records of the Company.

Officer Signature

Charles A Botzum III President

Officer Name and Title

3-14-2018

Date